Media Release

Pacific Internet Appoints Koh Boon Hwee to Board of Directors

SINGAPORE, September 26, 2006 -— Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, announced that it has appointed Mr. Koh Boon Hwee as a Director of the Company upon receipt of the approval from the Infocomm Development Authority of Singapore today.

Mr. Koh is currently the Executive Director of MediaRing Ltd, the Chairman of DBS Group Holdings Limited, the Chairman of the Nanyang Technological University Council and the Executive Chairman and CEO of Sunningdale Tech Ltd. He also serves on the board of Temasek Holdings (Private) Limited and Agilent Technologies, Inc. He was previously the Chairman of Singapore Airlines Ltd, SIA Engineering Co. Ltd, the Singapore Telecommunications Group, Executive Chairman of the Wuthelam Group and Chairman of Omni Industries Ltd.

On September 11, 2006, the Pacific Internet Board (“Board”) informed Mr. Koh that his appointment has been approved by the Board. In coming to its decision, the Board took into consideration the following points made to the Nominating/Corporate Governance Committee by Mr. Koh during the interview process:

(a)	The full integration of MediaRing and Pacific Internet is no longer viable and both companies are to remain separate pursuing independent strategies;

(b)	Any collaboration between MediaRing and Pacific Internet is to be on a voluntary arms-length commercial basis;

(c)	MediaRing’s own preference that there be a majority of independent directors on the Board instead of it being dominated by nominee directors; and

(d)	Mr. Koh’s awareness and understanding of his fiduciary duties as a Director of Pacific Internet and the need for the implementation of certain procedures to safeguard against the risk of any use of information to the detriment of the Company.

In a Schedule 13D filing with the United States Securities Exchange Commission, MediaRing Ltd reported that it now beneficially holds 4,056,163 or about 29.71% of Pacific Internet’s total outstanding shares.

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media
Bernard Ho
Pacific Internet Limited
Direct: +65-6771 0433
Mobile: +65-9782-3393
Email: bernard.ho@pacific.net.sg

Investor & Analyst

Alan Katz Cubitt Jacobs & Prosek Direct: +1-212-279-3115 ext 211 Email: alan@cjpcom.com	Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: investor@pacific.net.sg